UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

--------------------------------------------------------------------------------

                                AROS CORPORATION


                                (Name of Issuer)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     Common Stock, par value $0.01 per share


                         (Title of Class of Securities)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   04268Q-101


                                 (CUSIP Number)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                Rosemary Fanelli


                          Allen & Company Incorporated
                                711 Fifth Avenue
                               New York, NY 10022
                                 (212) 832-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    June 21, 2002


                         (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box.
     [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04268Q-101
--------------------------------------------------------------------------------
------------ -------------------------------------------------------------------

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Allen & Company Incorporated ("Allen")
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

 2.  Check the Appropriate Box if a Member of a Group (See Instructions):

       (a) X
       (b)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             3.  SEC Use Only
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             4.  Source of Funds (See Instructions):   OO
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             N/A
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             6.  Citizenship or Place of Organization:

             New York
------------------- ------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person    7.  Sole Voting Power:       0
With
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    8.  Shared Voting Power:    24,925,065
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dipositive Power:   2,532,249
                    ------------------------------------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power:    0
------------ -------------------------------------------------------------------
             11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,532,949(1), 24,925,065(2)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                  N/A
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
             13.  Percent of Class Represented by Amount in Row (11):
                  5.12%(1), 50.44%(2)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

             14.  Type of Reporting Person (See Instructions):  BD

(1) Represents number and percentage of shares Allen beneficially owns irrespective of membership in a group.
(2) Represents aggregate number and percentage of shares beneficially owned by the group, of which Allen is a member pursuant to the terms of the Stockholders' Agreement, discussed further below.

Item 1.         Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Aros Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1290 Bay Dale Drive, PMB 351, Arnold, MD 21012.

Item 2.         Identity and Background

         (a) - (c) This Schedule 13D is filed by Allen & Company Incorporated ("Allen"). Allen is a New York corporation located at 711 Fifth Avenue, New York, NY 10022.

         (d) During the last five years, Allen, and to its knowledge, any individual listed on Exhibit 1 hereto, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Allen, and to its knowledge, any individual listed on Exhibit 1 hereto, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

     Allen received the securities to which this Schedule 13D relates in connection with that certain Agreement and Plan of Merger (the "Merger
Agreement"), dated as of June 21, 2002, by and among the Issuer, Aros Acquisition Corp., a wholly owned subsidiary of the Issuer, and ReGen Biologics, Inc. ("ReGen"), pursuant to which ReGen became a wholly owned subsidiary of the Issuer (the "Merger").


     As consideration for the Merger, the holders of all of ReGen's issued and outstanding capital stock exchanged their shares for shares of capital stock of the Issuer. In addition, the Issuer agreed to assume all stock option and warrant obligations of ReGen in connection with the Merger. Specifically, each share of ReGen common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of the Issuer's common stock; each share of ReGen's Series A through F preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.0663 shares of the Issuer's common stock, plus 2.6832 shares of the Issuer's Series B convertible preferred stock, par value $0.01 per share; and each share of ReGen's Series G preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of the Issuer's Series A convertible preferred stock, par value $0.01 per share.

     In connection with the Merger, Allen, Dr. Richard Steadman, M.D., Sanderling Venture Partners IV Co-Investment Fund, L.P., Sanderling IV Biomedical Co-Investment Fund, L.P., Sanderling IV Venture Management, Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Ventures Management, and Centerpulse USA Holding Co. (formerly Sulzer Medica Holding Co.), all former stockholders of ReGen, entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of June 21, 2002, whereby the parties to the Stockholders' Agreement agreed to vote all of their shares of capital stock of the Issuer in favor of certain corporate actions, including but not limited to maintaining the Issuer's board of directors at seven (7) members, electing certain individuals to the Issuer's board, amending the Issuer's certificate of incorporation to increase the number of authorized shares of common stock of the Issuer and amending the Issuer's by-laws.

         References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 3.

Item 4.         Purpose of Transaction

     (a) - (j) The information set forth or incorporated by reference in Item 3 above is hereby incorporated herein by reference.

         Pursuant to the Stockholders' Agreement, the parties thereto have agreed to vote all of their shares of common stock, Series A preferred stock and/or Series B preferred stock of the Issuer then owned, as well as any shares of capital stock of the Issuer acquired after the date of the Stockholders' Agreement, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, in favor of the following:

     1. The authorized number of directors on the Issuer's board of directors shall be maintained at seven (7) members;

     2. The following persons shall be elected to the Issuer's board of directors:

     The then-current Chief Executive Officer of Issuer, who shall initially be Gerald E. Bisbee, Jr.;

     Two (2) designees of Sanderling Ventures, one of whom shall initially be Dr. Robert G. McNeil;

     One (1) designee of Centerpulse USA Holding Co., who shall initially be Richard Frtischi;

One (1) designee of a majority of the members of the board of directors of the Issuer immediately prior to the effective time of the Merger, who shall initially be Alan W. Baldwin; and

     Two (2) designees of a majority of the foregoing members of the board of directors of the Issuer, one of whom shall initially be Dr. Richard Steadman;

      3. An amendment to the Issuer's certificate of incorporation to increase the number of shares of the Issuer's authorized common stock by an amount sufficient for issuance upon conversion or exercise of the Issuer's Series A preferred stock, the Issuer's Series B preferred stock and the ReGen options and warrants assumed by the Issuer;

     4. The amendment of the Issuer's bylaws to provide for the governance of the Issuer as contemplated by the Stockholders' Agreement and the Merger Agreement;

     5.       A reverse stock split;

     6. An increase in the number, as of the date of the Stockholders' Agreement, of shares available for issuance pursuant to options issued under the Issuer's Employee Stock Option Plan by 3.0 million shares; and

     7. A change in the name of the Issuer and an accompanying ticker symbol change, both as determined by the board of directors of the Issuer subsequent to the effective time of the Merger.

         In addition, the parties to the Stockholders' Agreement agreed to vote or consent (or cause to be voted or consented), in person or by proxy, all shares and any other voting securities of the Issuer (whenever acquired) that are beneficially owned or held of record by such party or as to which such party has, directly or indirectly, the right to vote or direct the voting, (i) against any amendment or change to the certificate of incorporation or bylaws of the Issuer providing for the election of less than seven (7) directors, or any other amendment or change to the certificate of incorporation or bylaws inconsistent with the terms of the Stockholders' Agreement, or (ii) in favor of any amendment or change to the certificate of incorporation or bylaws necessary to be made to render such certificate of incorporation or bylaws consistent with the terms of the Stockholders' Agreement.

         References to and descriptions of the Merger Agreement and Stockholders' Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 2 and 3, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 4.

Item 5.         Interest in Securities of the issuer

         (a) - (b) The number of shares of common stock and options and warrants to purchase common stock of the Issuer beneficially owned by Allen not as a member of any group is 2,532,949, representing approximately 5.12% of the voting power of shares of common stock of the Issuer on August 28, 2002.

         The number of shares of common stock and options and warrants to purchase common stock of the Issuer covered by the Stockholders' Agreement is 24,925,065, representing approximately 50.44% of the voting power of shares of common stock of the Issuer on August 28, 2002.



------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
             Name                Number of     Percentage       Sole      Shared Voting       Sole          Shared
                                   Shares       of Class       Voting         Power        Dispositive   Dispositive
                                                                Power                         Power         Power
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
J. Richard Steadman                2,759,969          5.58%            0       2,759,969      2,759,969             0
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling Venture Partners        1,784,574          3.61%            0       1,784,574      1,784,574             0
IV Co-Investment Fund, L.P.
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling IV Biomedical             481,836          0.98%            0         481,836        481,836             0
Co-Investment Fund, L.P.
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling IV Venture                      0             0%            0               0              0             0
Management
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling Venture Partners V      5,101,815         10.32%            0       5,101,815      5,101,815             0
Co-Investment Fund, L.P.
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling V Biomedical            3,093,053          6.26%            0       3,093,053      3,093,053             0
Co-Investment Fund, L.P.
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling V Limited                 834,270          1.69%            0         834,270        834,270             0
Partnership
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling V Ventures                343,830          0.70%            0         343,830        343,830             0
Management
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Sanderling V Beteiligungs            704,530          1.43%            0         704,530        704,530             0
GmbH & Co. KG
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Centerpulse USA Holding Co.        7,288,939         14.75%            0       7,288,939      7,288,939             0
(formerly Sulzer USA Holding
Co.)
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Allen & Company Incorporated       2,532,249          5.12%            0       2,532,249      2,532,249             0
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------
Total:                            24,925,065         50.44%            0      24,925,065     24,925,065             0
------------------------------- ------------- -------------- ------------ --------------- -------------- -------------


         By virtue of the Stockholders' Agreement, Allen may be deemed to be a member of a group with the other parties thereto and share voting power with such parties with respect to the shares covered by the Stockholders' Agreement. However, Allen retains sole power to dispose of or direct the disposition of all shares held by it.

         To the best of Allen's knowledge, each of the other parties to the Stockholders' Agreement retains sole power to dispose of or direct the disposition of all shares held by such party.

         (c) To the best of Allen's knowledge, there have not been any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-
191), whichever is less, by the persons named in response to paragraph (a).

         (d) - (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information provided or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. References to and descriptions of the Merger Agreement and Stockholders' Agreement incorporated by reference to this Item 5 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 2 and 3 respectively, to this
Schedule 13D, and are incorporated in their entirety in this Item 5.

         To the best of Allen's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.         Material to Be Filed as Exhibits.

         Exhibit..                  Description

         1                          Officers and Directors of Allen

         2 Agreement and Plan of Merger, dated as of June 21, 2002, by and among Aros Corporation, Aros Acquisition Corp. and ReGen Biologics, Inc. (1)

         3 Stockholders' Agreement, dated as of June 21, 2002, by and among the several stockholders named therein.


(1) Reference to the Agreement and Plan of Merger set forth in this Item 7 is qualified in its entirety by reference to Exhibit 10.1 of the 8-K filed by Issuer on June 26, 2002, and is incorporated in its entirety in this Item 7.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2002

--------------------------------------------------------------------------------
Date

/s/ Rosemary Fanelli
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Signature

Rosemary Fanelli
Chief Compliance Officer
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Name/Title

                                                                    EXHIBIT 1



                             OFFICERS AND DIRECTORS
                                       OF
                          ALLEN & COMPANY INCORPORATED


Name                                       Business Address        Principal Occupation (i.e., Position with Allen & Company
                                                                   Incorporated)
Charles M. Allen                                   x               Vice President
Herbert A. Allen                                   x               President, Managing Director, Director, Chief Executive
                                                                   Officer
Herbert A. Allen III                               x               Executive Vice President, Managing Director, Director
Grace Allen                                        x               Director
Glenn A. Andreas III                               x               Vice President
Eran S. Ashany                                     x               Executive Vice President, Managing Director, Director
Edmund M. Bleich                                   x               Vice President
Jay B. Bockhaus                                    x               Vice President
William W. Bradley                                 x               Managing Director
Denise Calvo-Silver                                x               Vice President, Director
Dominick J. Cantalupo                              x               Vice President, Co-Chief Operations Officer
Marvyn Carton                                      x               Director-Emeritus
Robert H. Cosgriff                                 x               Executive Vice President, Managing Director, Director
Mary L. Cullen                                     x               Vice President, Secretary, Director
Robert Dean                                        x               Executive Vice President, Managing Director, Director
Orin F. Devereux                                   x               Vice President, Director
Daniel Englander                                   x               Vice President
Rosemary Fanelli                                   x               Vice President, Chief Compliance Officer
Howard M. Felson                                   x               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                x               Treasurer
Richard L. Fields                                  x               Executive Vice President, Managing Director, Director
Shana Fisher                                       x               Director
Paul A. Gould                                      x               Executive Vice President, Managing Director, Director
Stephen D. Greenberg                               x               Executive Vice President, Managing Director, Director
John Griffen                                       x               Vice President, Director
William F. Hughes, III                             x               Vice President
John H. Josephson                                  x               Executive Vice President, Managing Director,  Director
Clarke R. Keough                                   x               Vice President, Director
Donald R. Keough                                   x               Chairman of the Board
Kaveh A. Khosrowshahi                              x               Executive Vice President, Managing Director, Director
Leroy C. Kim                                       x               Vice President
Neal Kopp                                          x               Vice President
Terry Allen Kramer                                 x               Director
Thomas J. Kuhn                                     x               Vice President, Director
Andreas L. Lazar                                   x               Vice President
Terence C. McCarthy                                x               Co-Chief Operations Officer, Vice President
Kenneth L. Miltenberger                            x               Chief Technology Officer
Terrence Morris                                    x               Vice President
Brian J. Murphy                                    x               Vice President, Director
Louis J. Mustacchio                                x               Vice President
Walter T. O'Hara, Jr.                              x               Executive Vice President, Managing Director, Director
Christine Olenchalk                                x               Vice President, Assistant Secretary
Margaret O'Shea                                    x               Vice President
Nancy B. Peretsman                                 x               Executive Vice President, Managing Director, Director
Eugene Protash                                     x               Vice President, Assistant Secretary
James W. Quinn                                     x               Vice President, Director
Philip D. Scaturro                                 x               Executive Vice President, Managing Director, Director
John A. Schneider                                  x               Executive Vice President, Managing Director, Director
Enrique F. Senior (Cuba)                           x               Executive Vice President, Managing Director, Director
Joseph E. Sheehan                                  x               Vice President
Stanley S. Shuman                                  x               Executive Vice President, Managing Director, Director
John M. Simon                                      x               Executive Vice President, Managing Director, Director
Kenneth M. Siskind                                 x               Vice President
Frank J. Stanley, IV                               x               Vice President
Peter Supino                                       x               Vice President
Everett K. Wallace                                 x               Vice President
Dennis J. Warfield                                 x               Chief Information Officer, Vice President
David M. Wehner                                    x               Vice President
Daniel Weidlein                                    x               Vice President
Edward D. Weinberger                               x               Director
Kim M. Wieland                                     x               Executive Vice President, Managing Director, Chief
                                                                   Financial Officer, Director
x         711 Fifth Avenue, New York, New York 10022-3194.

xx        All the Executive Officers and Directors of Allen are U.S. citizens unless otherwise indicated.



                                                                       EXHIBIT 2

                                                               EXECUTION VERSION


                             STOCKHOLDERS' AGREEMENT

         THIS STOCKHOLDERS' AGREEMENT, dated as of June 21, 2002 (this "Agreement"), among the undersigned stockholders (each, a "Stockholder" and collectively, the "Stockholders") of Aros Corporation, a Delaware corporation ("Parent"). Capitalized terms used herein without definition shall have the meanings assigned to them in the Merger Agreement (defined below).

         WHEREAS, Parent, Aros Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub"), and ReGen Biologics, Inc., a Delaware corporation (the "Company") have entered into an Agreement and Plan of Merger, dated as of June 7, 2002 (the "Merger Agreement"), pursuant to which, effective as of the date hereof, Acquisition Sub has merged with and into the Company (the "Merger"), and each outstanding share of ReGen Common Stock and ReGen Preferred Stock has been converted into the right to receive shares of Aros Common Stock, Aros Series A Stock and/or Aros Series B Stock on the terms and subject to the conditions set forth in the Merger Agreement;

         WHEREAS, as of the date hereof, each Stockholder is the owner of shares of Aros Common Stock, Aros Series A Stock and/or Aros Series B Stock (with respect to each Stockholder, such Stockholder's "Existing Parent Shares" and, together with any shares of capital stock of the Parent acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, such Stockholder's "Parent Shares");

         WHEREAS, as an inducement and a condition to effecting the Merger under the Merger Agreement, the Stockholders have agreed to enter into this Agreement;

         WHEREAS, among other things, the Stockholders desire to set forth their agreement with respect to the voting of their respective Parent Shares in connection with the constitution of and election of members to the Board of Directors of Parent upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.       Voting.
         ------

         1.1. Agreement to Vote Parent Shares. Upon consummation of the Merger, each Stockholder hereby agrees, severally and not jointly, that such Stockholder shall, and shall cause the holder of record on any applicable record date to, from time to time, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Parent, however called, in accordance with Parent's certificate of incorporation, bylaws and applicable law:

                  (a) if a meeting is held, appear at such meeting or otherwise cause the Parent Shares to be counted as present thereat for purposes of establishing a quorum; and

                  (b) vote or consent (or cause to be voted or consented), in person or by proxy, all Parent Shares, and any other voting securities of Parent (whether acquired heretofore or hereafter) that are beneficially owned or held of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, or take such other necessary or desirable action within such Stockholder's control in favor of the following:

     (1) The authorized number of directors on Parent's Board of Directors shall be maintained at seven (7) members;

     (2) The following persons shall be elected to Parent's Board of Directors:

     (i) The then current Chief Executive Officer of Parent, who shall initially be Gerald E. Bisbee, Jr.;

     (ii) Two (2) designees of Sanderling Ventures, one of whom shall initially be Dr. Robert G. McNeil;

     (iii) One (1) designee of Centerpulse USA Holding Co., who shall initially be Richard Frtischi;

     (iv) One (1) designee of a majority of the members of the Board of Directors of Parent immediately prior to the Effective Time, who shall initially be Alan W. Baldwin; and

     (v) Two (2) designees of a majority of the foregoing members of the Board of Directors of Parent, one of whom shall initially be Dr. Richard Steadman;

                           (3) Any Director designated in accordance herewith shall be removed upon the request of the party or group who designated such Director and, upon such removal, or upon any resignation of any such Director, an individual selected by the party entitled to designate such Director hereunder shall be elected to Parent's Board of Directors; provided, however, that this provision shall not apply with respect to the director designated pursuant to clause (iv) above; when such director's initial term concludes or if a replacement is earlier required, then such director shall be nominated and elected in accordance with Parent's certificate of incorporation, bylaws and applicable law.

                           (4) An amendment to Parent's certificate of incorporation to increase the number of shares of Parent's authorized common stock by an amount sufficient for issuance upon conversion or exercise of the Aros Series A Stock, the Aros Series B Stock and the ReGen Options and Warrants assumed by Parent;

                           (5)      The amendment of Parent's bylaws as
                                    described in Exhibit A hereto and as may otherwise be required to provide for the governance of Parent as contemplated by this Agreement and the Merger Agreement;

                           (6)      A reverse stock split;

                           (7) An increase in the number, as of the date hereof, of Parent Shares available for issuance pursuant to options issued under the Parent's Employee Stock Option Plan by
                                    3.0 million Parent Shares; and

                           (8) A change in the name of Parent and an accompanying ticker symbol change, both as determined by the Board of Directors of Parent subsequent to the Effective Time.

     (c) vote or consent (or cause to be voted or consented), in person or by proxy, all Parent Shares, and any other voting securities of Parent (whether acquired heretofore or hereafter) that are beneficially owned or held of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, (i) against any amendment or change to the certificate of incorporation or bylaws of Parent providing for the election of less than seven (7) directors, or any other amendment or change to the certificate of incorporation or bylaws inconsistent with the terms of this Agreement or (ii) in favor of any amendment or change to the certificate of incorporation or bylaws necessary to be made to render such certificate of incorporation or bylaws consistent with the terms of this Agreement.

         1.2. Failure to Designate. If any party fails to designate a representative to fill a directorship pursuant to the terms of Section 1.1, the election of a person to such directorship shall be accomplished in accordance with Parent's certificate of incorporation, bylaws and applicable law.

         1.3. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Parent Shares now owned or hereafter issued to the Stockholders pursuant to the Merger or otherwise. All rights, ownership and economic benefits of and relating to the Parent Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting of any of the Parent Shares, except as otherwise provided herein, or in the performance of the Stockholders' duties or responsibilities as stockholders of the Parent.

         1.4. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, the Stockholder (a) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Parent Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to the Parent Shares, in case of either (a) or (b), which is inconsistent with such Stockholder's obligations pursuant to this Agreement.

         1.5.     Legend.
                  -------

                  (a) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Parent Shares, the following restrictive legend (the "Legend"):


                  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH STOCKHOLDERS' AGREEMENT. A COPY OF SUCH STOCKHOLDERS' AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

                  (b) Parent agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance of otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Parent Shares theretofore represented by a certificate carrying the Legend.

2.       Representations and Warranties of Each Stockholder.
         --------------------------------------------------
      Each Stockholder hereby, severally and not jointly, represents and warrants to other Stockholders as follows:

         2.1. Authorization; Validity of Agreement; Necessary Action. Such Stockholder has full power and authority, or legal capacity in the case of an individual stockholder, to execute and deliver this Agreement, to perform such Stockholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally.

         2.2. Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof by such Stockholder will (i) require any filing with, or approval of, any Governmental Entity, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in the creation or imposition of any lien upon any of the assets or properties of such Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement, judgment, order, notice, decree, statute, law or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound or (iii) violate any order or law applicable to such Stockholder or any of such Stockholder's properties or assets, except in each case as would not have a material adverse effect on such Stockholder's ability to consummate the transactions contemplated hereby.

     2.3. No Group. Each Stockholder is acting individually and not as part of a "group" as defined in the Exchange Act. --------

     2.4. Shares. Each Stockholder owns all of his, her or its respective Existing Parent Shares, free and clear of all ------ liens, encumbrances, charges, pledges and other security interests.

     3.       Miscellaneous.

         3.1.     Further Agreements.
                  ------------------

                  (a) Each Stockholder, severally and not jointly, hereby agrees, while this Agreement is in effect, and except as contemplated hereby, that upon any sale, transfer, pledge, or other disposition of any Parent Shares to any Person, such Person or entity shall agree to be bound by all of the terms and conditions of this Agreement, and the Stockholder shall deliver a duly executed copy of the Agreement to Parent to evidence such Agreement prior to any such sale, transfer, pledge or other disposition.

                  (b) Each Stockholder shall not request that the Parent or its transfer agent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Parent Shares, and hereby consents to the entry of stop transfer instructions by the Parent of any transfer of such Stockholder's Parent Shares, unless such transfer is made in compliance with this Agreement.

                  (c) In the event of a stock dividend or distribution, or any change in the Parent's capital stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Parent Shares," as applicable, shall be deemed to refer to and include the Parent Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Parent Shares may be changed or exchanged.

         3.2.     Termination.
                  -----------

                  (a) This Agreement shall terminate and no party shall have any rights or duties hereunder upon the earliest to occur of (i) the fifth (5th) anniversary of the Effective Time, (ii) a Change of Control of Parent (as defined below) or (iii) the re-listing of the Parent Shares on a national securities exchange or the NASDAQ National Market System. Upon any termination of this Agreement, this Agreement shall thereupon become void and of no further force and effect, provided, however, that nothing in this
                           Section 3.2 shall relieve or otherwise limit any party of liability for breach of this Agreement.

                  (b) For purposes of this Agreement, "Change of Control" of Parent shall mean the earliest to occur of (i) a merger or consolidation to which Parent is a party and which results in, or is effected in connection with, a change in ownership of a majority of the outstanding shares of voting stock of Parent, (ii) any sale or transfer of all or substantially all of the assets of Parent to any Person not an affiliate of Parent, (iii) the sale by the stockholders of Parent of a majority of the voting stock of Parent to any Person not an affiliate of Parent or (iv) a liquidation or dissolution of Parent. A Change of Control shall not include any change in ownership of Parent Shares contemplated by or resulting from the Merger.

         3.3.     Several Obligations; Capacity; Reliance.
                  ---------------------------------------

                  (a) The representations, warranties, covenants, obligations, agreements and conditions of this Agreement applicable to the Stockholders are several and not joint.

                  (b) The obligations of the Stockholders hereunder are several and not joint and the covenants and agreements of the Stockholders herein are made only in their capacity as stockholders of the Company and not as directors.

                  (c) Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

         3.4. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

         3.5. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail (postage prepaid, return receipt requested), or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

                  (a)      If to Parent:

                           Aros Corporation
                           509 Commerce Street
                           East Wing
                           Franklin Lakes, New Jersey 07417
                           Attention:  Gerald E. Bisbee, Jr., Ph.D.

                  With copies to:

                           Dreier Baritz LLP
                           499 Park Avenue
                           New York, New York 10022
                           Attention: Valerie A. Price, Esq.
                           Facsimile:  (212) 652-3701
                  and:

                           Shaw Pittman LLP
                           1650 Tysons Blvd.
                           McLean, Virginia 22102
                           Attention: Greg Giammittorio
                           Facsimile:  (703) 770-7901

                  (b) If to any of the Stockholders, to the address set forth under its name on such Stockholders' signature page hereto;

or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

         3.6. Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "herein" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         3.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

         3.8. Entire Agreement; No Third Party Beneficiaries. This Agreement, the Merger Agreement and the documents referred to herein and therein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder and thereunder.

         3.9. Amendments; Assignment. This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by
(a) Parent and (b) the holders of at least a majority of the outstanding Parent Shares at the time of such amendment or approval. Any amendment or waiver so effected shall be binding upon Parent, each of the parties hereto and any assignee of any such party. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Unless a Stockholder has complied with Sections 3.1(b) and 3.1(c) hereof, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any such Stockholder without the prior written consent of the other parties, and any purported assignment without such consent shall be void.

         3.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

         3.11. Governing Law; Enforcement. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

        3.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                             [Signatures Next Page]

         IN WITNESS WHEREOF, each of the Stockholders has signed this Agreement or caused this Agreement to be signed by their respective officers or other authorized person thereunto duly authorized as of the date first written above.



                                                        STOCKHOLDERS

                                                        If an individual:



                                         --------------------------------------
                                                 Name:
                                                 Notices Address:





                               If a corporation,
partnership or other legal entity:

                                         --------------------------------------



                                         By:___________________________________
                                         Name:
                                         Title:
                                         Notices Address:

                                         STOCKHOLDERS

                                         If an individual:



                                         --------------------------------------
                                         Name:
                                         Notices Address:





                                          If a corporation,
                                          partnership or other legal entity:

                                          --------------------------------------



                                          By:___________________________________
                                          Name:
                                          Title:
                                          Notices Address: